DC Brau Brewing Company, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Baby Gear	0.00
Beer Transfer/Buybacks	-583,819.59
CC Tip Income	-1,452.96
Contract Revenue	163,389.79
Growlers	0.00
Keg Sales (WS)	0.00
Kegs	0.00
Misc Income	6,398.81
PayPal Sales	0.00
Pints & Tasters	0.00
Rental Income	6,972.00
Sales	3,431.52
Event Bar	0.00
Events & Accounts	0.00
Keg Sales	446,864.80
Package Sales (WS)	0.00
Packaged Sales	3,342,501.18
Private Events	0.00
Retail - Event Income	14,261.01
Retail Sales - Beer	533.93
Beer for Off-Site Consumption	362,552.40
Beer for On-Site Consumption	27,325.54
Total Retail Sales - Beer	**390,411.87**
Retail Sales - Merchandise	29,966.16
Retail Sales - Sodas	209.76
Square Sales	-1,739.04
Total Sales	**4,225,907.26**
Shipping Income	57.64
Shirts	0.00
Sixers & Cases	0.00
Snacks	0.00
Square Discounts Given	-39,152.47
Square Refunds	-400.22
Square Sales	0.00
Surcharges	29,406.64
Swag	0.00
Uncategorized Sales	0.00
Total Income	**$3,807,306.90**

DC Brau Brewing Company, LLC

Profit and Loss
January - December 2020

	TOTAL
Cost of Goods Sold	
Cost of Goods Sold	1,117,862.90
Excise Tax	55,261.16
Freight Costs	20,721.98
Hops	1,087.35
Inventory Adjustment	37,818.42
Merchandise COGS	20,368.52
Packaging	2,779.94
Shipping	175.65
Taproom Transfer	75,825.99
WIP Loss	64,316.52
Yeast	39,078.34
Total Cost of Goods Sold	**1,435,296.77**
Total Cost of Goods Sold	**$1,435,296.77**
GROSS PROFIT	**$2,372,010.13**
Expenses	
Accounting fees	43,350.00
Advertising and Promotion	38,172.75
Client Support	2,622.15
Total Advertising and Promotion	**40,794.90**
Auto and Truck Expenses	21.18
Bank Service Charges	625.52
Brewery Expense	44,200.24
Brewery Supplies	128,964.67
Business Licenses and Permits	16,481.92
Cash Over/Under	-998.50
Computer Expense	36,731.38
Credit Card Processing Fees	1,596.64
Square Fees	16,918.63
Total Credit Card Processing Fees	**18,515.27**
Donation	9,383.00
Dues and Memberships	14,325.58
Education Expense	464.00
Employee Relations	5,694.96
Entertainment	1,026.00
Equipment Rental	49,439.60
Event Expense	2,189.49
Finance Charges	911.67
Fraud Expense	0.00
Gas	36,097.47

	TOTAL
Insurance Expense	1,669.43
General Liability Insurance	19,060.00
Health Insurance	66,889.28
Insurance - Commercial	2,011.00
Insurance - Key Man	10,705.08
Total Insurance Expense	**100,334.79**
Legal Fees	96,507.55
Meals	4,494.38
Account Interest	455.35
Account Support	2,035.39
Total Meals	**6,985.12**
Office Cleaning	12,870.00
Office Expenses	11,150.28
Office Rent	393,681.60
Payroll Expenses	
Accounts Mgmt & Events Wages	186,553.44
Administrative Wages Expense	151,096.78
Commissions	25,505.64
DC Paid Family Leave Tax	6,869.76
Federal Unemployement	1,231.22
Owner Wages	202,266.28
Payroll Processing Fees	7,777.81
Payroll Tax (SS/MCare) ER	83,897.47
Payroll Taxes - W/C	9,555.46
Production Wages	424,629.62
Retail & Sales Wages	69,139.63
SIMPLE IRA Expenses	23,244.77
SUTA Tax	4,578.99
Total Payroll Expenses	**1,196,346.87**
Pest Control	3,953.46
Postage and Delivery	4,198.83
Power	77,627.09
Professional Fees	4,450.00
Repairs and Maintenance	32,893.46
CAM Fees to Landlord	117,654.46
Total Repairs and Maintenance	**150,547.92**
Research and Development	68.14
Security	3,899.85
Square Fees	0.00
Taproom Expense	7,127.00

DC Brau Brewing Company, LLC

Profit and Loss
January - December 2020

	TOTAL
Taxes - Other	46,818.71
Real Estate Tax	46,537.44
Total Taxes - Other	**93,356.15**
Telephone Expense	11,407.70
Trash Removal	16,414.39
Travel Expense	1,692.19
Gas/Parking	3,058.53
Total Travel Expense	**4,750.72**
Water	42,015.19
Water - 2017 Underbilled	-40,823.37
Water - Landlord Reimbursement	27,976.98
Total Water	**29,168.80**
Total Expenses	**$2,673,064.61**
NET OPERATING INCOME	**$ -301,054.48**
Other Income	
Non-Taxable Other Income	129,591.40
Other Miscellaneous Income	21,065.36
Total Other Income	**$150,656.76**
Other Expenses	
Amortization Expense	6,027.74
Depreciation Expense	394,361.81
Interest Expense	124,326.13
Total Other Expenses	**$524,715.68**
NET OTHER INCOME	**$ -374,058.92**
NET INCOME	**$ -675,113.40**